

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 19, 2015

Joseph Collins
Chief Executive Officer
Punch TV Studios, Inc.
1123 East Redondo Boulevard, Suite 200
Inglewood, CA 90302

> **Re: Punch TV Studios, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 26, 2015**
> **File No. 024-10491**

Dear Mr. Collins:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I

Outstanding Securities

1. Please revise to provide the information required by this section. Please also reconcile with the information provided in Item 4 of Part I, on pages 6 and 15 of the offering circular and in your audited financial statements which indicate that 125,000,000, 70,000,000, 75,000,000 and 74,500,000 shares of common stock are outstanding, respectively. Please also revise the offering circular throughout accordingly.

Part II

Because there is no public trading market, page 12

2. We note your disclosure in this risk factor that you "intend to register all shares sold through this offering" and that you "intend to apply to have [your] common stock quoted on the OTC Bulletin Board." We also note your disclosure in the last risk factor of this section that you "do not intend to file a Form 8-A" and that you "will be required to comply only with the limited reporting obligations pursuant to Section 15(d) of the Exchange Act." Please reconcile and revise the offering circular throughout as applicable.

Description of Business, page 18

3. We note your disclosure on page 33 that you have entered into a licensing agreement with Mr. Collins pursuant to which you will license rights to his film library for a fee of $1,800,000 per year. We also note the disclosure on pages F-9 and F-10 that you acquired a film library from Mr. Collins valued at $650,000 in exchange for shares of your common stock. Please revise your business section to discuss the film library you acquired, the licensing agreement with Mr. Collins, including what content each of these agreements covers, and how you intend to exploit these film libraries as part of your business. Also, given your limited cash, please revise to include a risk factor discussing any risks related to your payment obligations under the licensing agreement to the extent this represents a substantial risk to your business.

Part III

Index to Exhibits, page 36

4. Please file all exhibits currently referenced in your exhibit index, including a currently dated consent of the independent auditor. Please also file your employment agreement and licensing agreement with Mr. Collins and an opinion of counsel as to the legality of the securities covered by the offering statement. Refer to paragraphs 6(b), 6(c), 11 and 12 of Item 17 of Part III of Form 1-A.

Signatures, page 37

5. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and principal accounting officer. To the extent Mr. Collins is also signing in the aforementioned capacities, please revise the information under "Title" to clarify. Refer to Instruction 1 to Signatures on Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure